UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,138,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,138,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

2

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,727,361
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,727,361
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,727,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,653,324
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,653,324
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,653,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,826,265
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,826,265
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,021,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,021,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,021,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,727,361
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,727,361
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,727,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,727,361
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,727,361
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,727,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,847,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,847,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,847,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,592,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,592,353
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,592,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,592,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,592,353
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,592,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,440,281
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,440,281
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,440,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,138,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,138,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

13

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,138,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,138,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

14

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,138,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,138,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

15

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,138,650
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,138,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

IN

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

16

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,138,650
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,138,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,138,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

IN

* Possesses economic exposure to an aggregate of 51,413,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

17

CUSIP No. 015857105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value (the “Shares”), of Algonquin Power & Utilities Corp., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 354 Davis Road, Oakville, Ontario, L6J 2X1, Canada.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership ("Starboard V&O III Fund"), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership (“Starboard X Master II”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value A LP ("Starboard A LP"), as the general partner of Starboard V&O III Fund;
(vi)	Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;
(vii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and Starboard X Master II;
(viii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(x)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(xi)	Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard X Master II, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
18

CUSIP No. 015857105

(xii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xiii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xiv)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard X Master II, Starboard A LP, Starboard A GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301.

(c)       Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard A LP serves as the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Starboard R LP serves as the general partner of Starboard C LP and Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

19

CUSIP No. 015857105

(f)       Messrs. Smith and Feld are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of 13,727,361 Shares beneficially owned by Starboard V&O III Fund is approximately $114,219,986, excluding brokerage commissions. The aggregate purchase price of the 3,653,324 Shares beneficially owned by Starboard S LLC is approximately $30,786,294, excluding brokerage commissions. The aggregate purchase price of the 2,826,265 Shares beneficially owned by Starboard C LP is approximately $23,817,283, excluding brokerage commissions. The aggregate purchase price of the 1,592,353 Shares beneficially owned by Starboard L Master is approximately $13,419,048, excluding brokerage commissions. The aggregate purchase price of the 7,021,663 Shares beneficially owned by Starboard X Master II is approximately $59,143,628, excluding brokerage commissions. The aggregate purchase price of the 5,317,684 Shares held in the Starboard Value LP Account is approximately $44,812,993, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

20

CUSIP No. 015857105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 688,664,543 Shares outstanding, as of May 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 11, 2023.

A.	Starboard V&O III Fund

(a)	As of the close of business on June 29, 2023, Starboard V&O III Fund beneficially owned 13,727,361 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,727,361
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,727,361
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O III Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on June 29, 2023, Starboard S LLC beneficially owned 3,653,324 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,653,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,653,324
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on June 29, 2023, Starboard C LP beneficially owned 2,826,265 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,826,265
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,826,265
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 015857105

D.	Starboard X Master II

(a)	As of the close of business on June 29, 2023, Starboard X Master II beneficially owned 7,021,663 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 7,021,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,021,663
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard A LP

(a)	Starboard A LP, as the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the 13,727,361 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,727,361
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,727,361
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 13,727,361 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,727,361
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,727,361
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 015857105

G.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,826,265 Shares owned by Starboard C LP and (ii) 7,021,663 Shares owned by Starboard X Master II.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 9,847,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,847,928
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard L Master

(a)	As of the close of business on June 29, 2023, Starboard L Master beneficially owned 1,592,353 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,592,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,592,353
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,592,353 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,592,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,592,353
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 015857105

J.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,826,265 Shares owned by Starboard C LP, (ii) 7,021,663 Shares owned by Starboard X Master II and (iii) 1,592,353 Shares owned by Starboard L Master.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 11,440,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,440,281
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of each of Starboard C LP, Starboard X Master II and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value LP

(a)	As of the close of business on June 29, 2023, 5,317,684 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 13,727,361 Shares owned by Starboard V&O III Fund, (ii) 3,653,324 Shares owned by Starboard S LLC, (iii) 2,826,265 Shares owned by Starboard C LP, (iv) 1,592,353 Shares owned by Starboard L Master, (v) 7,021,663 Shares owned by Starboard X Master II and (vi) 5,317,684 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 34,138,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,138,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II, and certain affiliates of Starboard Value LP that do not beneficially own any Shares, including Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and Starboard X Master Fund Ltd (“Starboard X Master”), during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 13,727,361 Shares owned by Starboard V&O III Fund, (ii) 3,653,324 Shares owned by Starboard S LLC, (iii) 2,826,265 Shares owned by Starboard C LP, (iv) 1,592,353 Shares owned by Starboard L Master, (v) 7,021,663 Shares owned by Starboard X Master II and (vi) 5,317,684 Shares held in the Starboard Value LP Account.

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CUSIP No. 015857105

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 34,138,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,138,650
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II, and certain affiliates of Starboard Value LP that do not beneficially own any Shares, including Starboard V&O Fund and Starboard X Master, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 13,727,361 Shares owned by Starboard V&O III Fund, (ii) 3,653,324 Shares owned by Starboard S LLC, (iii) 2,826,265 Shares owned by Starboard C LP, (iv) 1,592,353 Shares owned by Starboard L Master, (v) 7,021,663 Shares owned by Starboard X Master II and (vi) 5,317,684 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 34,138,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,138,650
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II, and certain affiliates of Starboard Value LP that do not beneficially own any Shares, including Starboard V&O Fund and Starboard X Master, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 13,727,361 Shares owned by Starboard V&O III Fund, (ii) 3,653,324 Shares owned by Starboard S LLC, (iii) 2,826,265 Shares owned by Starboard C LP, (iv) 1,592,353 Shares owned by Starboard L Master, (v) 7,021,663 Shares owned by Starboard X Master II and (vi) 5,317,684 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.0%

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CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 34,138,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,138,650
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II, and certain affiliates of Starboard Value LP that do not beneficially own any Shares, including Starboard V&O Fund and Starboard X Master, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,727,361 Shares owned by Starboard V&O III Fund, (ii) 3,653,324 Shares owned by Starboard S LLC, (iii) 2,826,265 Shares owned by Starboard C LP, (iv) 1,592,353 Shares owned by Starboard L Master, (v) 7,021,663 Shares owned by Starboard X Master II and (vi) 5,317,684 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 34,138,650
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 34,138,650

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II, and certain affiliates of Starboard Value LP that do not beneficially own any Shares, including Starboard V&O Fund and Starboard X Master, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 015857105

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 24,788,418 Shares, listed call options with respect to 534,700 Shares and listed put options with respect to 313,700 Shares as of March 31, 2023, which would represent beneficial ownership over approximately 3.7% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on May 11, 2023 and May 10, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with Bank of America (“BA”) as the counterparty (the “Swap Agreements”). The swaps with BA constitute economic exposure to an aggregate of 17,274,350 notional Shares, representing approximately 2.5% of the outstanding Shares, which have a maturity date of September 9, 2024. The Swap Agreements provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”).

On June 30, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated June 30, 2023.
99.2	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 30, 2023.

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CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

Starboard Value and Opportunity Master Fund III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

Starboard X Master Fund II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 015857105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD*

Purchase of Cash-Settled Total Return Swap	301,000	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	602,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	602,000	8.6744	05/03/2023
Purchase of Cash-Settled Total Return Swap	1,000,000	8.3491	06/14/2023
Purchase of Cash-Settled Total Return Swap	1,000,000	8.2582	06/15/2023
Purchase of Cash-Settled Total Return Swap	275,000	8.4337	06/16/2023
Purchase of Cash-Settled Total Return Swap	1,500,000	8.4396	06/20/2023
Purchase of Cash-Settled Total Return Swap	1,500,000	8.4511	06/21/2023
Purchase of Cash-Settled Total Return Swap	1,500,000	8.4163	06/22/2023
Purchase of Cash-Settled Total Return Swap	1,500,000	8.1630	06/23/2023
Purchase of Cash-Settled Total Return Swap	2,000,000	8.2664	06/26/2023
Purchase of Cash-Settled Total Return Swap	1,950,000	8.2753	06/27/2023

CUSIP No. 015857105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

Purchase of Common Stock	275,341	8.7164	05/03/2023
Purchase of Common Stock	816,629	8.7051	05/03/2023
Purchase of Common Stock	269,151	8.6267	05/03/2023
Purchase of Common Stock	11,438	8.6850	05/04/2023
Purchase of Common Stock	903,000	8.6525	05/04/2023
Purchase of Common Stock	62,608	8.6279	05/04/2023
Purchase of Common Stock	346,150	8.7999	05/05/2023
Purchase of Common Stock	26,007	8.8550	05/08/2023
Purchase of Common Stock	246,699	8.8376	05/08/2023
Purchase of Common Stock	120,400	8.8069	05/09/2023
Purchase of Common Stock	71,761	8.8782	05/09/2023
Purchase of Common Stock	479	8.9000	05/09/2023
Purchase of Common Stock	541,800	8.9054	05/10/2023
Purchase of Common Stock	451,500	8.4779	05/16/2023
Purchase of Common Stock	90,300	8.5468	05/17/2023
Purchase of Common Stock	451,500	8.5060	05/17/2023
Purchase of Common Stock	499,660	8.4397	05/18/2023
Purchase of Common Stock	301,000	8.4725	05/19/2023
Purchase of Common Stock	120,400	8.5332	05/22/2023
Purchase of Common Stock	301,000	8.5710	05/23/2023
Purchase of Common Stock	150,500	8.4831	05/24/2023
Purchase of Common Stock	451,500	8.5153	05/24/2023
Purchase of Common Stock	602,000	8.3579	05/25/2023
Purchase of Common Stock	346,150	8.2515	05/26/2023
Purchase of Common Stock	176,988	8.2412	05/26/2023
Purchase of Common Stock	391,300	8.2702	05/30/2023
Purchase of Common Stock	23,478	8.2962	05/30/2023
Purchase of Common Stock	210,700	8.2514	05/31/2023
Purchase of Common Stock	15,050	8.3970	05/31/2023
Purchase of Common Stock	159,942	8.5760	06/01/2023
Purchase of Common Stock	120,800	8.5796	06/01/2023
Purchase of Common Stock	604,000	8.5760	06/01/2023
Purchase of Common Stock	211,518	8.5305	06/01/2023
Purchase of Common Stock	604,000	8.4852	06/02/2023
Purchase of Common Stock	90,600	8.5998	06/05/2023
Purchase of Common Stock	91,204	8.6424	06/05/2023
Purchase of Common Stock	302,000	8.6108	06/06/2023
Purchase of Common Stock	506,756	8.6829	06/07/2023
Purchase of Common Stock	422,800	8.6597	06/08/2023
Purchase of Common Stock	604,000	8.6216	06/09/2023
Purchase of Common Stock	604,000	8.5928	06/12/2023
Purchase of Common Stock	785,200	8.4881	06/13/2023
Purchase of Common Stock	604,000	8.3640	06/14/2023
Sale of Common Stock	(1,000,000)	8.3607	06/14/2023
Sale of Common Stock	(1,000,000)	8.2325	06/15/2023
Purchase of Common Stock	906,000	8.2307	06/15/2023
Purchase of Common Stock	302,000	8.3974	06/16/2023
Sale of Common Stock	(275,000)	8.4211	06/16/2023
Purchase of Common Stock	422,800	8.4631	06/16/2023
Sale of Common Stock	(750,000)	8.4215	06/20/2023
Sale of Common Stock	(750,000)	8.4213	06/20/2023
Purchase of Common Stock	302,000	8.4373	06/20/2023
Purchase of Common Stock	821,654	8.5004	06/20/2023
Purchase of Common Stock	240,178	8.4941	06/20/2023
Purchase of Common Stock	302,000	8.4271	06/21/2023
Purchase of Common Stock	32,133	8.4388	06/21/2023
Purchase of Common Stock	906,000	8.4822	06/21/2023
Purchase of Common Stock	191,240	8.4162	06/21/2023
Purchase of Common Stock	78,627	8.4448	06/21/2023
Sale of Common Stock	(1,500,000)	8.4340	06/21/2023
Sale of Common Stock	(750,000)	8.4012	06/22/2023
Sale of Common Stock	(750,000)	8.4044	06/22/2023
Purchase of Common Stock	453,000	8.4204	06/22/2023
Purchase of Common Stock	1,057,000	8.3964	06/22/2023
Sale of Common Stock	(1,500,000)	8.1547	06/23/2023
Purchase of Common Stock	1,208,000	8.1060	06/23/2023
Purchase of Common Stock	1,298,600	8.2972	06/26/2023
Purchase of Common Stock	14,144	8.1057	06/26/2023
Purchase of Common Stock	230,476	8.3572	06/26/2023
Purchase of Common Stock	604,000	8.3259	06/26/2023
Sale of Common Stock	(1,000,000)	8.2559	06/26/2023
Sale of Common Stock	(1,000,000)	8.2502	06/26/2023
Purchase of Common Stock	604,000	8.2720	06/27/2023
Sale of Common Stock	(1,950,000)	8.2702	06/27/2023
Purchase of Common Stock	604,000	8.2740	06/28/2023
Purchase of Common Stock	1,389,200	8.2786	06/29/2023

CUSIP No. 015857105

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Cash-Settled Total Return Swap	35,500	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	71,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	71,000	8.6744	05/03/2023
Purchase of Common Stock	32,474	8.7164	05/03/2023
Purchase of Common Stock	96,314	8.7051	05/03/2023
Purchase of Common Stock	31,744	8.6267	05/03/2023
Purchase of Common Stock	1,349	8.6850	05/04/2023
Purchase of Common Stock	106,500	8.6525	05/04/2023
Purchase of Common Stock	7,384	8.6279	05/04/2023
Purchase of Common Stock	40,825	8.7999	05/05/2023
Purchase of Common Stock	3,067	8.8550	05/08/2023
Purchase of Common Stock	29,096	8.8376	05/08/2023
Purchase of Common Stock	14,200	8.8069	05/09/2023
Purchase of Common Stock	8,464	8.8782	05/09/2023
Purchase of Common Stock	56	8.9000	05/09/2023
Purchase of Common Stock	63,900	8.9054	05/10/2023
Purchase of Common Stock	53,250	8.4779	05/16/2023
Purchase of Common Stock	10,650	8.5468	05/17/2023
Purchase of Common Stock	53,250	8.5060	05/17/2023
Purchase of Common Stock	58,930	8.4397	05/18/2023
Purchase of Common Stock	35,500	8.4725	05/19/2023
Purchase of Common Stock	14,200	8.5332	05/22/2023
Purchase of Common Stock	35,500	8.5710	05/23/2023
Purchase of Common Stock	17,750	8.4831	05/24/2023
Purchase of Common Stock	53,250	8.5153	05/24/2023
Purchase of Common Stock	71,000	8.3579	05/25/2023
Purchase of Common Stock	40,825	8.2515	05/26/2023
Purchase of Common Stock	20,874	8.2412	05/26/2023
Purchase of Common Stock	46,150	8.2702	05/30/2023
Purchase of Common Stock	2,769	8.2962	05/30/2023
Purchase of Common Stock	24,850	8.2514	05/31/2023
Purchase of Common Stock	1,775	8.3970	05/31/2023
Purchase of Common Stock	18,801	8.5760	06/01/2023
Purchase of Common Stock	14,200	8.5796	06/01/2023
Purchase of Common Stock	71,000	8.5760	06/01/2023
Purchase of Common Stock	24,864	8.5305	06/01/2023
Purchase of Common Stock	71,000	8.4852	06/02/2023
Purchase of Common Stock	10,650	8.5998	06/05/2023
Purchase of Common Stock	10,721	8.6424	06/05/2023
Purchase of Common Stock	35,500	8.6108	06/06/2023
Purchase of Common Stock	59,569	8.6829	06/07/2023
Purchase of Common Stock	49,700	8.6597	06/08/2023
Purchase of Common Stock	71,000	8.6216	06/09/2023
Purchase of Common Stock	71,000	8.5928	06/12/2023
Purchase of Common Stock	92,300	8.4881	06/13/2023
Purchase of Common Stock	71,000	8.3640	06/14/2023
Purchase of Common Stock	106,500	8.2307	06/15/2023
Purchase of Common Stock	35,500	8.3974	06/16/2023
Purchase of Common Stock	49,700	8.4631	06/16/2023
Purchase of Common Stock	35,500	8.4373	06/20/2023
Purchase of Common Stock	96,585	8.5004	06/20/2023
Purchase of Common Stock	28,233	8.4941	06/20/2023
Purchase of Common Stock	35,500	8.4271	06/21/2023
Purchase of Common Stock	3,777	8.4388	06/21/2023
Purchase of Common Stock	106,500	8.4822	06/21/2023
Purchase of Common Stock	22,480	8.4162	06/21/2023
Purchase of Common Stock	9,243	8.4448	06/21/2023
Purchase of Common Stock	53,250	8.4204	06/22/2023
Purchase of Common Stock	124,250	8.3964	06/22/2023
Purchase of Common Stock	142,000	8.1060	06/23/2023
Purchase of Common Stock	152,650	8.2972	06/26/2023
Purchase of Common Stock	1,662	8.1057	06/26/2023
Purchase of Common Stock	27,093	8.3572	06/26/2023
Purchase of Common Stock	71,000	8.3259	06/26/2023
Purchase of Common Stock	71,000	8.2720	06/27/2023
Purchase of Common Stock	71,000	8.2740	06/28/2023
Purchase of Common Stock	599,400	8.2800	06/28/2023
Sale of Cash-Settled Total Return Swap	(599,400)	8.2695	06/28/2023
Purchase of Common Stock	163,300	8.2786	06/29/2023

CUSIP No. 015857105

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Cash-Settled Total Return Swap	27,500	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	55,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	55,000	8.6744	05/03/2023
Purchase of Common Stock	25,156	8.7164	05/03/2023
Purchase of Common Stock	74,609	8.7051	05/03/2023
Purchase of Common Stock	24,590	8.6267	05/03/2023
Purchase of Common Stock	1,045	8.6850	05/04/2023
Purchase of Common Stock	82,500	8.6525	05/04/2023
Purchase of Common Stock	5,720	8.6279	05/04/2023
Purchase of Common Stock	31,625	8.7999	05/05/2023
Purchase of Common Stock	2,376	8.8550	05/08/2023
Purchase of Common Stock	22,539	8.8376	05/08/2023
Purchase of Common Stock	11,000	8.8069	05/09/2023
Purchase of Common Stock	6,556	8.8782	05/09/2023
Purchase of Common Stock	44	8.9000	05/09/2023
Purchase of Common Stock	49,500	8.9054	05/10/2023
Purchase of Common Stock	41,250	8.4779	05/16/2023
Purchase of Common Stock	8,250	8.5468	05/17/2023
Purchase of Common Stock	41,250	8.5060	05/17/2023
Purchase of Common Stock	45,650	8.4397	05/18/2023
Purchase of Common Stock	27,500	8.4725	05/19/2023
Purchase of Common Stock	11,000	8.5332	05/22/2023
Purchase of Common Stock	27,500	8.5710	05/23/2023
Purchase of Common Stock	13,750	8.4831	05/24/2023
Purchase of Common Stock	41,250	8.5153	05/24/2023
Purchase of Common Stock	55,000	8.3579	05/25/2023
Purchase of Common Stock	31,625	8.2515	05/26/2023
Purchase of Common Stock	16,170	8.2412	05/26/2023
Purchase of Common Stock	35,750	8.2702	05/30/2023
Purchase of Common Stock	2,145	8.2962	05/30/2023
Purchase of Common Stock	19,250	8.2514	05/31/2023
Purchase of Common Stock	1,375	8.3970	05/31/2023
Purchase of Common Stock	14,564	8.5760	06/01/2023
Purchase of Common Stock	11,000	8.5796	06/01/2023
Purchase of Common Stock	55,000	8.5760	06/01/2023
Purchase of Common Stock	19,261	8.5305	06/01/2023
Purchase of Common Stock	55,000	8.4852	06/02/2023
Purchase of Common Stock	8,250	8.5998	06/05/2023
Purchase of Common Stock	8,305	8.6424	06/05/2023
Purchase of Common Stock	27,500	8.6108	06/06/2023
Purchase of Common Stock	46,145	8.6829	06/07/2023
Purchase of Common Stock	38,500	8.6597	06/08/2023
Purchase of Common Stock	55,000	8.6216	06/09/2023
Purchase of Common Stock	55,000	8.5928	06/12/2023
Purchase of Common Stock	71,500	8.4881	06/13/2023
Purchase of Common Stock	55,000	8.3640	06/14/2023
Purchase of Common Stock	82,500	8.2307	06/15/2023
Purchase of Common Stock	27,500	8.3974	06/16/2023
Purchase of Common Stock	38,500	8.4631	06/16/2023
Purchase of Common Stock	27,500	8.4373	06/20/2023
Purchase of Common Stock	74,820	8.5004	06/20/2023
Purchase of Common Stock	21,870	8.4941	06/20/2023
Purchase of Common Stock	27,500	8.4271	06/21/2023
Purchase of Common Stock	2,926	8.4388	06/21/2023
Purchase of Common Stock	82,500	8.4822	06/21/2023
Purchase of Common Stock	17,414	8.4162	06/21/2023
Purchase of Common Stock	7,160	8.4448	06/21/2023
Purchase of Common Stock	41,250	8.4204	06/22/2023
Purchase of Common Stock	96,250	8.3964	06/22/2023
Purchase of Common Stock	110,000	8.1060	06/23/2023
Purchase of Common Stock	118,250	8.2972	06/26/2023
Purchase of Common Stock	1,288	8.1057	06/26/2023
Purchase of Common Stock	20,987	8.3572	06/26/2023
Purchase of Common Stock	55,000	8.3259	06/26/2023
Purchase of Common Stock	55,000	8.2720	06/27/2023
Purchase of Common Stock	55,000	8.2740	06/28/2023
Purchase of Common Stock	460,550	8.2800	06/28/2023
Sale of Cash-Settled Total Return Swap	(460,550)	8.2695	06/28/2023
Purchase of Common Stock	126,500	8.2786	06/29/2023

CUSIP No. 015857105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Cash-Settled Total Return Swap	15,500	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	31,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	31,000	8.6744	05/03/2023
Purchase of Common Stock	14,179	8.7164	05/03/2023
Purchase of Common Stock	42,052	8.7051	05/03/2023
Purchase of Common Stock	13,860	8.6267	05/03/2023
Purchase of Common Stock	589	8.6850	05/04/2023
Purchase of Common Stock	46,500	8.6525	05/04/2023
Purchase of Common Stock	3,224	8.6279	05/04/2023
Purchase of Common Stock	17,825	8.7999	05/05/2023
Purchase of Common Stock	1,339	8.8550	05/08/2023
Purchase of Common Stock	12,704	8.8376	05/08/2023
Purchase of Common Stock	6,200	8.8069	05/09/2023
Purchase of Common Stock	3,695	8.8782	05/09/2023
Purchase of Common Stock	25	8.9000	05/09/2023
Purchase of Common Stock	27,900	8.9054	05/10/2023
Purchase of Common Stock	23,250	8.4779	05/16/2023
Purchase of Common Stock	4,650	8.5468	05/17/2023
Purchase of Common Stock	23,250	8.5060	05/17/2023
Purchase of Common Stock	25,730	8.4397	05/18/2023
Purchase of Common Stock	15,500	8.4725	05/19/2023
Purchase of Common Stock	6,200	8.5332	05/22/2023
Purchase of Common Stock	15,500	8.5710	05/23/2023
Purchase of Common Stock	7,750	8.4831	05/24/2023
Purchase of Common Stock	23,250	8.5153	05/24/2023
Purchase of Common Stock	31,000	8.3579	05/25/2023
Purchase of Common Stock	17,825	8.2515	05/26/2023
Purchase of Common Stock	9,114	8.2412	05/26/2023
Purchase of Common Stock	20,150	8.2702	05/30/2023
Purchase of Common Stock	1,209	8.2962	05/30/2023
Purchase of Common Stock	10,850	8.2514	05/31/2023
Purchase of Common Stock	775	8.3970	05/31/2023
Purchase of Common Stock	8,209	8.5760	06/01/2023
Purchase of Common Stock	6,200	8.5796	06/01/2023
Purchase of Common Stock	31,000	8.5760	06/01/2023
Purchase of Common Stock	10,856	8.5305	06/01/2023
Purchase of Common Stock	31,000	8.4852	06/02/2023
Purchase of Common Stock	4,650	8.5998	06/05/2023
Purchase of Common Stock	4,681	8.6424	06/05/2023
Purchase of Common Stock	15,500	8.6108	06/06/2023
Purchase of Common Stock	26,009	8.6829	06/07/2023
Purchase of Common Stock	21,700	8.6597	06/08/2023
Purchase of Common Stock	31,000	8.6216	06/09/2023
Purchase of Common Stock	31,000	8.5928	06/12/2023
Purchase of Common Stock	40,300	8.4881	06/13/2023
Purchase of Common Stock	31,000	8.3640	06/14/2023
Purchase of Common Stock	46,500	8.2307	06/15/2023
Purchase of Common Stock	15,500	8.3974	06/16/2023
Purchase of Common Stock	21,700	8.4631	06/16/2023
Purchase of Common Stock	15,500	8.4373	06/20/2023
Purchase of Common Stock	42,171	8.5004	06/20/2023
Purchase of Common Stock	12,327	8.4941	06/20/2023
Purchase of Common Stock	15,500	8.4271	06/21/2023
Purchase of Common Stock	1,649	8.4388	06/21/2023
Purchase of Common Stock	46,500	8.4822	06/21/2023
Purchase of Common Stock	9,815	8.4162	06/21/2023
Purchase of Common Stock	4,036	8.4448	06/21/2023
Purchase of Common Stock	23,250	8.4204	06/22/2023
Purchase of Common Stock	54,250	8.3964	06/22/2023
Purchase of Common Stock	62,000	8.1060	06/23/2023
Purchase of Common Stock	66,650	8.2972	06/26/2023
Purchase of Common Stock	726	8.1057	06/26/2023
Purchase of Common Stock	11,829	8.3572	06/26/2023
Purchase of Common Stock	31,000	8.3259	06/26/2023
Purchase of Common Stock	31,000	8.2720	06/27/2023
Purchase of Common Stock	31,000	8.2740	06/28/2023
Purchase of Common Stock	258,950	8.2800	06/28/2023
Sale of Cash-Settled Total Return Swap	(258,950)	8.2695	06/28/2023
Purchase of Common Stock	71,300	8.2786	06/29/2023

CUSIP No. 015857105

STARBOARD X MASTER FUND LTD*

Purchase of Cash-Settled Total Return Swap	68,500	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	137,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	137,000	8.6744	05/03/2023
Sale of Cash-Settled Total Return Swap	(1,158,150)	8.2467	06/29/2023

STARBOARD X MASTER FUND II LP

Purchase of Common Stock	62,661	8.7164	05/03/2023
Purchase of Common Stock	185,844	8.7051	05/03/2023
Purchase of Common Stock	61,252	8.6267	05/03/2023
Purchase of Common Stock	2,603	8.6850	05/04/2023
Purchase of Common Stock	205,500	8.6525	05/04/2023
Purchase of Common Stock	14,248	8.6279	05/04/2023
Purchase of Common Stock	78,775	8.7999	05/05/2023
Purchase of Common Stock	5,919	8.8550	05/08/2023
Purchase of Common Stock	56,142	8.8376	05/08/2023
Purchase of Common Stock	27,400	8.8069	05/09/2023
Purchase of Common Stock	16,331	8.8782	05/09/2023
Purchase of Common Stock	109	8.9000	05/09/2023
Purchase of Common Stock	123,300	8.9054	05/10/2023
Purchase of Common Stock	102,750	8.4779	05/16/2023
Purchase of Common Stock	20,550	8.5468	05/17/2023
Purchase of Common Stock	102,750	8.5060	05/17/2023
Purchase of Common Stock	113,710	8.4397	05/18/2023
Purchase of Common Stock	68,500	8.4725	05/19/2023
Purchase of Common Stock	27,400	8.5332	05/22/2023
Purchase of Common Stock	68,500	8.5710	05/23/2023
Purchase of Common Stock	34,250	8.4831	05/24/2023
Purchase of Common Stock	102,750	8.5153	05/24/2023
Purchase of Common Stock	137,000	8.3579	05/25/2023
Purchase of Common Stock	78,775	8.2515	05/26/2023
Purchase of Common Stock	40,278	8.2412	05/26/2023
Purchase of Common Stock	89,050	8.2702	05/30/2023
Purchase of Common Stock	5,343	8.2962	05/30/2023
Purchase of Common Stock	47,950	8.2514	05/31/2023
Purchase of Common Stock	3,425	8.3970	05/31/2023
Purchase of Common Stock	36,013	8.5760	06/01/2023
Purchase of Common Stock	27,200	8.5796	06/01/2023
Purchase of Common Stock	136,000	8.5760	06/01/2023
Purchase of Common Stock	47,627	8.5305	06/01/2023
Purchase of Common Stock	136,000	8.4852	06/02/2023
Purchase of Common Stock	20,400	8.5998	06/05/2023
Purchase of Common Stock	20,536	8.6424	06/05/2023
Purchase of Common Stock	68,000	8.6108	06/06/2023
Purchase of Common Stock	114,104	8.6829	06/07/2023
Purchase of Common Stock	95,200	8.6597	06/08/2023
Purchase of Common Stock	136,000	8.6216	06/09/2023
Purchase of Common Stock	136,000	8.5928	06/12/2023
Purchase of Common Stock	176,800	8.4881	06/13/2023
Purchase of Common Stock	136,000	8.3640	06/14/2023
Purchase of Common Stock	204,000	8.2307	06/15/2023
Purchase of Common Stock	68,000	8.3974	06/16/2023
Purchase of Common Stock	95,200	8.4631	06/16/2023
Purchase of Common Stock	68,000	8.4373	06/20/2023
Purchase of Common Stock	185,008	8.5004	06/20/2023
Purchase of Common Stock	54,080	8.4941	06/20/2023
Purchase of Common Stock	68,000	8.4271	06/21/2023
Purchase of Common Stock	7,235	8.4388	06/21/2023
Purchase of Common Stock	204,000	8.4822	06/21/2023
Purchase of Common Stock	43,061	8.4162	06/21/2023
Purchase of Common Stock	17,704	8.4448	06/21/2023
Purchase of Common Stock	102,000	8.4204	06/22/2023
Purchase of Common Stock	238,000	8.3964	06/22/2023
Purchase of Common Stock	272,000	8.1060	06/23/2023
Purchase of Common Stock	292,400	8.2972	06/26/2023
Purchase of Common Stock	3,185	8.1057	06/26/2023
Purchase of Common Stock	51,895	8.3572	06/26/2023
Purchase of Common Stock	136,000	8.3259	06/26/2023
Purchase of Common Stock	136,000	8.2720	06/27/2023
Purchase of Common Stock	136,000	8.2740	06/28/2023
Purchase of Common Stock	312,800	8.2786	06/29/2023
Purchase of Common Stock	1,158,150	8.2560	06/29/2023

CUSIP No. 015857105

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Cash-Settled Total Return Swap	52,000	8.4496	05/01/2023
Purchase of Cash-Settled Total Return Swap	104,000	8.4042	05/02/2023
Purchase of Cash-Settled Total Return Swap	104,000	8.6744	05/03/2023
Purchase of Common Stock	47,567	8.7164	05/03/2023
Purchase of Common Stock	141,079	8.7051	05/03/2023
Purchase of Common Stock	46,498	8.6267	05/03/2023
Purchase of Common Stock	1,976	8.6850	05/04/2023
Purchase of Common Stock	156,000	8.6525	05/04/2023
Purchase of Common Stock	10,816	8.6279	05/04/2023
Purchase of Common Stock	59,800	8.7999	05/05/2023
Purchase of Common Stock	4,493	8.8550	05/08/2023
Purchase of Common Stock	42,619	8.8376	05/08/2023
Purchase of Common Stock	20,800	8.8069	05/09/2023
Purchase of Common Stock	12,397	8.8782	05/09/2023
Purchase of Common Stock	83	8.9000	05/09/2023
Purchase of Common Stock	93,600	8.9054	05/10/2023
Purchase of Common Stock	78,000	8.4779	05/16/2023
Purchase of Common Stock	15,600	8.5468	05/17/2023
Purchase of Common Stock	78,000	8.5060	05/17/2023
Purchase of Common Stock	86,320	8.4397	05/18/2023
Purchase of Common Stock	52,000	8.4725	05/19/2023
Purchase of Common Stock	20,800	8.5332	05/22/2023
Purchase of Common Stock	52,000	8.5710	05/23/2023
Purchase of Common Stock	26,000	8.4831	05/24/2023
Purchase of Common Stock	78,000	8.5153	05/24/2023
Purchase of Common Stock	104,000	8.3579	05/25/2023
Purchase of Common Stock	59,800	8.2515	05/26/2023
Purchase of Common Stock	30,576	8.2412	05/26/2023
Purchase of Common Stock	67,600	8.2702	05/30/2023
Purchase of Common Stock	4,056	8.2962	05/30/2023
Purchase of Common Stock	36,400	8.2514	05/31/2023
Purchase of Common Stock	2,600	8.3970	05/31/2023
Purchase of Common Stock	27,275	8.5760	06/01/2023
Purchase of Common Stock	20,600	8.5796	06/01/2023
Purchase of Common Stock	103,000	8.5760	06/01/2023
Purchase of Common Stock	36,070	8.5305	06/01/2023
Purchase of Common Stock	103,000	8.4852	06/02/2023
Purchase of Common Stock	15,450	8.5998	06/05/2023
Purchase of Common Stock	15,553	8.6424	06/05/2023
Purchase of Common Stock	51,500	8.6108	06/06/2023
Purchase of Common Stock	86,417	8.6829	06/07/2023
Purchase of Common Stock	72,100	8.6597	06/08/2023
Purchase of Common Stock	103,000	8.6216	06/09/2023
Purchase of Common Stock	103,000	8.5928	06/12/2023
Purchase of Common Stock	133,900	8.4881	06/13/2023
Purchase of Common Stock	103,000	8.3640	06/14/2023
Purchase of Common Stock	154,500	8.2307	06/15/2023
Purchase of Common Stock	51,500	8.3974	06/16/2023
Purchase of Common Stock	72,100	8.4631	06/16/2023
Purchase of Common Stock	51,500	8.4373	06/20/2023
Purchase of Common Stock	140,116	8.5004	06/20/2023
Purchase of Common Stock	40,958	8.4941	06/20/2023
Purchase of Common Stock	51,500	8.4271	06/21/2023
Purchase of Common Stock	5,480	8.4388	06/21/2023
Purchase of Common Stock	154,500	8.4822	06/21/2023
Purchase of Common Stock	32,612	8.4162	06/21/2023
Purchase of Common Stock	13,408	8.4448	06/21/2023
Purchase of Common Stock	77,250	8.4204	06/22/2023
Purchase of Common Stock	180,250	8.3964	06/22/2023
Purchase of Common Stock	206,000	8.1060	06/23/2023
Purchase of Common Stock	221,450	8.2972	06/26/2023
Purchase of Common Stock	2,412	8.1057	06/26/2023
Purchase of Common Stock	39,303	8.3572	06/26/2023
Purchase of Common Stock	103,000	8.3259	06/26/2023
Purchase of Common Stock	103,000	8.2720	06/27/2023
Purchase of Common Stock	103,000	8.2740	06/28/2023
Purchase of Common Stock	873,600	8.2800	06/28/2023
Sale of Cash-Settled Total Return Swap	(873,600)	8.2695	06/28/2023
Purchase of Common Stock	236,900	8.2786	06/29/2023

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* Affiliates of Starboard Value LP that do not beneficially own any securities of the Issuer.